

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2018

Xi Chang
Chief Executive Officer
OneSmart Education Group Limited
165 West Guangfu Road, Putuo District
Shanghai 200063
PRC

**Re: OneSmart International Education Group Ltd.
Draft Registration Statement on Form F-1/A
Submitted on February 12, 2018
CIK No. 0001722380**

Dear Mr. Chang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to DRS submitted on February 12, 2018

Risk Factors
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions, page 41

1. We note your response to prior comment 2. Please revise the entire risk factor to make clear whether your initial public offering will trigger any governmental reviews under the described regulatory requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended November 30, 2016 compared to Three Months ended November 30, 2017, page 86

2.  You disclose that the increase in revenue for the three months ended November 30, 2017 was due primarily to the growth of student enrollments for your education programs. However, we note that student enrollments increased by more than 80% from the same period in the prior year, while total revenue increased by only 35% and revenue for your premium tutoring services increased by 28%. Please expand your disclosure to address any other factor that caused a lower revenue growth compared to the growth of student enrollments. For example, in the discussion of results of operations for the latest fiscal years at page 88, you discuss the impact of the total number of consumed class units. You also disclose the impact of this factor in the section on the ability to increase revenue per student at page 76. In addition you disclose in that section that refunds do not affect reported revenues; however, it appears that an increase in refunds could affect the relationship of student enrollments to reported revenue.

Other Income, page 87

3.  We note your significant increase in Other income for the three months ended November 30, 2017 as compared to the three months ended November 30, 2016 due to an increase in government subsidies. Discuss why there was such a significant increase in government subsidies during this period, and whether you believe it is reflective of a positive trend.

    You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Larry Spirgel, Assistant Director, at 202-551-3815 with any other questions.

Division of Corporation Finance
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